Page  1 of 9


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           -------------------------




                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  )*

                           -------------------------


                         MICROLEAGUE MULTIMEDIA, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   59507T100
                                (CUSIP Number)

                           ------------------------


                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2103


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                           ------------------------



                                 JUNE 6, 1997
            (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
<square>

Note:   Six  copies  of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------------------------------------------------------------------------------

                                                                   Page 2 of 9

CUSIP No. 59507T100             13D



   1.       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        THE HEARST CORPORATION

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a)<square>
                                                                                      (b)<square>

   3.       SEC USE ONLY

   4.       SOURCE OF FUNDS
                                WC (see Item 3 below)

   5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                         <square>
   6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                DELAWARE

                    7.       SOLE VOTING POWER

 NUMBER OF                      892,416

  SHARES

BENEFICIALLY        8.    SHARED VOTING POWER

 OWNED BY

  EACH              9.    SOLE DISPOSITIVE POWER

  REPORTING                    992,416

 PERSON WITH       10.    SHARED DISPOSITIVE POWER

 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               992,416

 12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                         <square>
 13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                15.8%      (Based on a total of 6,271,373 Shares
                                           outstanding, on a fully diluted basis)
 14.        TYPE OF REPORTING PERSON
                                CO

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                                                                   Page 3 of 9


CUSIP No. 59507T100             13D



   1.       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        THE HEARST FAMILY TRUST

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a)<square>
                                                                                      (b)<square>

   3.       SEC USE ONLY

   4.       SOURCE OF FUNDS
                                WC (see Item 3 below)

   5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                         <square>
   6.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                CALIFORNIA

                    7.       SOLE VOTING POWER

 NUMBER OF                      892,416

  SHARES

BENEFICIALLY        8.    SHARED VOTING POWER

 OWNED BY

  EACH              9.    SOLE DISPOSITIVE POWER

  REPORTING                    992,416

 PERSON WITH       10.    SHARED DISPOSITIVE POWER

 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               992,416

 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        <square>
 13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               15.8%      (Based on a total of 6,271,373 Shares
                                          outstanding, on a fully diluted basis)
 14.        TYPE OF REPORTING PERSON
                               OO

PAGE
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                                                          Page  4 of 9

                                      SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

     This Statement relates to the shares of common stock, $0.01 par value per share ("Common Stock"), and warrants for Common Stock (the "Warrants") of Microleague Multimedia, Inc., a Pennsylvania corporation (the "Issuer"). The Issuer's principal executive offices are located at 1001 Millersville Road, Lancaster, Pennsylvania 17604.


ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is being filed by The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, the "Reporting Persons"). The agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.1 hereto.

     Hearst is one of the world's largest diversified communications companies, with interests in newspaper, magazine, book, and business publishing, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. Hearst's principal executive offices are located at, 959 Eighth Avenue, New York, New York 10019. The address of the Trust is 888 Seventh Avenue, New York, New York 10106.

     Schedule I hereto sets forth the name, Issuer's address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's directors and executive officers and the trustees of the Trust.

     (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 6, 1997, Hearst acquired 723,995 shares of Common Stock and Warrants for 100,000 shares of Common Stock of the Issuer pursuant to a merger among the Issuer, Kidsoft LLC ("Kidsoft"), a Delaware limited liability company, Hearst, and certain other parties, whereby Hearst's interest in


PAGE
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                                                                  Page  5 of 9

Kidsoft was exchanged for the Common Stock and Warrants of the Issuer. In addition, Hearst entered into a Stock Purchase Agreement, dated June 6, 1997, with the Issuer, whereby Hearst acquired 168,421 shares of Common Stock of the Issuer for $800,000. The source of the $800,000 was from the corporate accounts of Hearst.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     Hearst acquired 723,995 shares of Common Stock and Warrants for 100,000 shares of Common Stock of the Issuer pursuant to a June 6, 1997 merger. In addition, Hearst acquired 168,421 shares of Common Stock for investment purposes. The Reporting Persons have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate  structure,
(g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) As of the date of this filing, the Reporting Persons are the record and beneficial owners of 892,416 shares of Common Stock of the Issuer and have sole voting and dispositive power with respect to these shares. In addition, the Reporting Persons are the record and beneficial owners of Warrants immediately exercisable for 100,000 shares of Common Stock of the
Issuer. On a fully diluted basis, therefore, the Reporting Persons beneficially own 992,416 shares, or approximately 15.8% of the outstanding Common Stock of the Issuer.

           (c) On June 6, 1997, the Reporting Persons received 723,995 shares of Common Stock and Warrants for 100,000 shares of Common Stock of the Issuer in exchange for the shares owned by Hearst of Kidsoft, in connection with a merger between Kidsoft and the Issuer. In addition, Hearst acquired 168,421 shares of Common Stock pursuant to a Stock Purchase Agreement, between Hearst and the Issuer, dated June 6, 1997. Other than this merger and acquisition, the Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to June 6, 1997 or during the 60 days prior to the date of this Schedule 13D.

           (d) No one other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 892,416 shares of Common Stock or Warrants for 100,000 shares of Common Stock acquired by the Reporting Persons as described in Item 5(c).

           (e)  Not applicable.
PAGE

ITEM 6.    CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS   OR  RELATIONSHIPS  WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           Expected as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  7.1  Joint  Filing Agreement, dated June 16,  1997,  between  The
                Hearst Corporation and The Hearst Family Trust relating to the filing of a joint statement on Schedule 13D.

     Exhibit  7.2  Warrant  to Purchase  100,000  Shares  of  Common  Stock  of
                Microleague Multimedia, Inc., dated June 6, 1997, between The Hearst Corporation and Microleague Multimedia, Inc.
PAGE
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                                                                  Page 7 of 9

                                   SCHEDULE I

                             INFORMATION REGARDING THE
                     DIRECTORS AND EXECUTIVE OFFICERS OF HEARST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst. Unless otherwise indicated, each person identified below is employed by Hearst or one of its wholly-owned subsidiaries. The principal business address of Hearst and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                                               PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT
George R. Hearst, Jr.*                     Chairman  of  the  Board,   Chairman  of  Executive  Committee,
                                           Director
Frank A. Bennack, Jr.*                     President and Chief Executive Officer, Director
Gilbert C. Maurer*                         Executive Vice President and Chief Operating Officer, Director
Victor F. Ganzi*                           Executive  Vice  President,  Chief Financial and Legal Officer,
                                           Director
David J. Barrett                           Vice President, Director
John G. Conomikes*                         Vice President, Director
Robert J. Danzig                           Vice President, Director
George B. Irish                            Vice President, Director
Raymond E. Joslin                          Vice President, Director
Cathleen P. Black                          Director; President: Hearst Magazines Division
Millicent H. Boudjakdji*                   Director
K. Robert Brink                            Director; Executive Vice President: Hearst Magazines Division
Amory J. Cooke                             Director;  Vice  President:  Sunical Land & Livestock Division,
                                           The Hearst Corporation(1)
Phoebe Hearst Cooke(2)                     Director
Richard E. Deems*(2)                       Director
Austin Hearst                              Director;  Vice  President:   Hearst Entertainment Distribution
                                           Division, Hearst Entertainment, Inc.(3)
John R. Hearst, Jr.*                       Director

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                                                                                                      Page  8 of 9
NAME                                               PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT
Randolph A. Hearst*                        Director
William R. Hearst, III*                    Director; Partner: Kleiner, Perkins, Caufield & Byers(4)
Harvey L. Lipton*(2)                       Director
Terence G. Mansfield(5)                    Director; Managing Director: The National Magazine Co., Ltd.(6)
Mark F. Miller*                            Director; Executive Vice President: Hearst Magazines Division
Raymond J. Petersen*                       Director; Executive Vice President: Hearst Magazines Division
Virginia H. Randt                          Director
Lee J. Guittar                             Vice  President:  San  Francisco  Examiner Division, The Hearst
                                           Corporation (7)
Thomas J. Hughes                           Vice President and Controller
Jodie W. King                              Vice President and Secretary
Edwin A. Lewis                             Vice President and Treasurer
Bruce L. Paisner                           Vice  President:  Hearst  Entertainment  Distribution Division,
                                           Hearst Entertainment Inc.(3)
Alfred C. Sikes                            Vice President
Jonathan E. Thackeray                      Vice President and General Counsel


_____________________

(1)  #5 Third Street
     200 Hearst Building
     San Francisco, CA  94103

(2)  Self-employed or retired

(3)  235 East 45th Street
     New York, NY  10017

(4)  2750 Sand Hill Road
     Menlo Park, CA  94025

(5)  U.K. Citizen

PAGE
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                                                                  Page  9 of 9

(6)  National Magazine House
     72 Broadwick Street
     London, WIV 2BP
     England

(7)  110 Fifth Street
     San Francisco, CA  94103

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1997



                                  THE HEARST CORPORATION


                                  By:  /S/ JODIE W. KING
                                      ----------------------------
                                      Name:  Jodie W. King
                                      Title:  Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1997



                                  THE HEARST FAMILY TRUST


                                  By:  /S/ VICTOR F. GANZI
                                       ___________________________
                                       Name:  Victor F. Ganzi
                                       Title:  Trustee


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